

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 29, 2007

Mr. William Casey McManemin
Chief Executive Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219

> **Re:** **Dorchester Minerals, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 000-50175**

Dear Mr. McManemin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief

cc: Kari Potts – Legal Counsel